EX 99.1
Notice of Annual and Special Meeting of Shareholders

When: April 24, 2025 11:30 a.m. (Mountain Time)	Where: Virtual-only meeting format https://meetings.lumiconnect.com/ 400-164-661-424

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of TransAlta Corporation ("TransAlta") will be held on April 24, 2025, at 11:30 a.m. (Mountain Time) in a virtual-only meeting format via live audio webcast at https://meetings.lumiconnect.com/ 400-164-661-424 to:
1.Elect each of the 11 director nominees of the Company for the ensuing year (see “Business of the Meeting – Election of Directors” in the accompanying Management Proxy Circular);
2.Receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2024, and the auditor’s report thereon (see “Business of the Meeting – Financial Statements” in the accompanying Management Proxy Circular);
3.Reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting – Reappointment of Auditors” in the accompanying Management Proxy Circular);
4.Consider a non-binding advisory resolution to accept the Company’s approach to executive compensation (see “Business of the Meeting – Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);
5.Consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution, the full text of which is reproduced starting on page 47 of the accompanying Management Proxy Circular, confirming and approving the continuation of the Amended and Restated Shareholder Rights Plan (see "Business of the Meeting — Renewal of Shareholder Rights Plan" in the accompanying Management Proxy Circular); and
6.Transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.
The Management Proxy Circular of the Company dated March 7, 2025, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. We are providing access to our Management Proxy Circular and 2024 Integrated Report via the internet using notice-and-access procedures. These materials will be available at https://odysseytrust.com/client/transalta. You should carefully review all information contained in the Management Proxy Circular before voting.
This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Management Proxy Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests; however, guests will not be able to ask questions or vote at the Meeting.

EX 99.1
The Board of Directors unanimously recommends that you vote FOR all of the TransAlta director nominees and the other items of business at the Meeting.
March 7, 2025
By order of the Board of Directors of TransAlta Corporation

Jon Ozirny
Vice President, Legal and Corporate Secretary
Calgary, Alberta